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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For The Months of April 2001 and October 2001


                         COMMERCIAL CONSOLIDATORS CORP.
                 (Translation of Registrant's Name into English)


         5255 YONGE STREET, SUITE 1010, TORONTO, ONTARIO, M2N 6P4 CANADA
                     (Address of Principal Executive Office)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F [X]       Form 40-F [ ]


  Indicate by check mark whether the registrant, by furnishing the information contained in this form,
         is also thereby furnishing the information to the Commission, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                      Yes [ ]             No [X]
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1.       NORMAL COURSE ISSUER BID

         On April 25, 2001, Commercial Consolidators Corp. (the "Company") announced that, subject to regulatory approval, it intended to make a normal course issuer bid to purchase, through the facilities of the Canadian Venture Exchange (the "CDNX"), up to 863,000 of its common shares, no par value (the "Common Shares"), in open market purchases. On May 31, 2001, the Company received notification from the CDNX that, pursuant to the Company's Notice of Intention to make a Normal Course Issuer Bid of May 29, 2001, the Company may repurchase up to 863,000 Common Shares during the period from June 4, 2001 to May 29, 2002. See the Company's press release attached hereto as Exhibit 1.

2.       LISTING APPLICATION FILED WITH AMERICAN STOCK EXCHANGE

         On October 15, 2001, the Company announced that it filed an application with the American Stock Exchange to list its Common Shares, and further announced that the Securities and Exchange Commission notified the Company that it did not have any further comments to the Company's Registration Statement on Form 20-F. See the Company's press release attached hereto as Exhibit 2.

3. COMPANY DESIGNATED AS A RESELLER OF SUN MICROSYSTEMS' SERVERS AND STORAGE PRODUCTS

         On October 17, 2001, the Company announced that its subsidiary, MAX Systems Group, Inc. ("MAX"), entered into an agreement with Sun Miscrosystems ("Sun") which authorizes MAX to supply Sun's UNIX-based servers and storage products throughout Canada. See the Company's press release attached hereto as
Exhibit 3.

4.       SIX-MONTH EARNINGS RELEASE

         On October 18, 2001, the Company announced its financial results for the six months ended August 31, 2001. In the six months ended August 31, 2001, sales revenues increased by approximately 48% to approximately $65.3 million, compared to approximately $44.1 million for the six months ended August 31, 2000. In the six months ended August 31, 2001, net after-tax earnings increased by approximately 22% to approximately $4.10 million (or $0.23 per share), compared to approximately $3.35 million (or $0.21 per share) for the six months ended August 31, 2000. See the Company's press release attached hereto as
Exhibit 4.

5.       UPDATING INFORMATION

         In an effort to update and/or clarify certain information contained in the Company's Annual Report on Form 20-F (File No. 0-31110) for its fiscal year ended February 28, 2001 ("Annual Report"), the following should be noted.

         As of August 31, 2001, the Company had 17,385,034 Common Shares issued and outstanding, which reflects an increase of 122,000 Common Shares from the amount reported in the Annual Report. In that (i) the 122,000 additional Common Shares represents only an approximate 0.7% increase in the Company's issued and outstanding Common Shares, (ii) none of the additional Common Shares are held by officers, directors or affiliates, and (ii) such increase in Common Shares does not affect the Company's earnings per share, the Company considers the approximate 0.7% increase in Common Shares to be immaterial.

         The 122,000 increase in Common Shares is comprised of (i) 92,000 shares issued upon warrant exercises, 40,000 of which were issued in the first quarter of fiscal 2002, and 52,000 of which were issued in the second quarter of fiscal 2002, (ii) 15,000 shares issued on August 1, 2001 to MFI Export Finance Inc., one of the Company's lenders, in repayment of certain lender's fees, and (iii) 15,000 shares issued on August 1, 2001 to Ravenna Technologies, Inc. as compensation for financial advisory services rendered.

         In addition to the loan transactions disclosed in the Annual Report, on August 15, 2001, Forum Interamercian Corp. ("Forum"), already one of the Company's lenders, loaned the Company an additional US $400,000 (CDN $617,000). In consideration for the loan, the Company issued Forum warrants to purchase 25,000 Common Shares, at $4.18 per share, expiring March 28, 2003. A copy of the loan agreement is attached hereto as Exhibit 5. Further, on May 15, 2000, Scottish Holdings Ltd. ("Scottish Holdings") provided the Company with bridge financing in the amount of CDN $1,000,000 (US $670,000), which loan was paid in full in September 2000.


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A copy of the document evidencing the loan from Scottish Holdings is attached hereto as Exhibit 6. The Company also has bridge financing from Ronald Goldberg in the amount of US $400,000 (CDN $600,000), which is due and payable on December 31, 2001. A copy of the document evidencing the loan from Ronald Goldberg is attached hereto as Exhibit 7. Also, in December 2000, the Bank of Nova Scotia provided La Societe Desig, Inc., one of the Company's wholly-owned subsidiaries, with a line of credit in the principal amount of CDN $350,000, payable upon demand. A copy of the document evidencing such line of credit is attached hereto at Exhibit 8.

         Finally, on June 6, 2001, the Company issued Ravenna Technologies, Inc. ("Ravenna") options to purchase 60,000 Common Shares, at $4.55 per share, as partial compensation for financial advisory services rendered and to be rendered. Such options expire on June 6, 2003. A copy of the Company's agreement with Ravenna is attached hereto as Exhibit 9.

         The Company hereby incorporates by reference Exhibits 5-9 into its Annual Report, but does not incorporate by reference Exhibits 1-4 into its Annual Report.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 COMMERCIAL CONSOLIDATORS CORP.



                                 By:  /s/  Guy Jarvis
                                      -----------------------------------------
                                      Name:  Guy Jarvis
                                      Title: Chief Executive Officer


Date: November 2, 2001


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                                  EXHIBIT INDEX


The following is a list of Exhibits included as part of this Report on Form 6-K:


EXHIBIT NO.      DESCRIPTION OF EXHIBIT
-----------      ----------------------
1.............   Press Release announcing the Company's Normal Course Issuer Bid.

2.............   Press Release announcing the Company's filing of a listing application on
                 American Stock Exchange.

3.............   Press Release announcing designation of the Company as Sun Microsystems'
                 server and storage products reseller.

4.............   Press Release announcing the Company's six month earnings.

5.............   Loan Agreement with Forum.

6.............   Loan Agreement with Scottish Holdings Ltd.

7.............   Loan Agreement with Ronald Goldberg.

8.............   Loan Agreement with The Bank of Nova Scotia.

9.............   Financial Advisory Services Agreement with Ravenna.


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